UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On March 3, 2022, Nam Tai Property Inc. (“Nam Tai” or the “Company”) appointed Yu Chunhua to the role of interim Chief Executive Officer, replacing Huang Zhichang, who is expected to transition from interim Chief Executive Officer to the role of Senior Vice President for Public Relations and Government Affairs. Mr. Chunhua will continue to also hold his current positions of Executive Director, Legal Representative and Signatory of Nam Tai Investment (Shenzhen) Co., Limited. Nam Tai’s Board of Directors believes Mr. Chunhua’s local experience, private sector background and current involvement in the Company’s efforts to obtain total on-shore control of the Company’s assets in China provides him with the requisite experience to serve as the Chief Executive Officer at this point in time. Mr. Chunhua previously worked in the ministry of foreign affairs and also held private sector positions in the investment and real estate sectors. He holds a Master of Business Administration from the Columbia Business School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory